                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of August, 2003.


                          NOVEL DENIM HOLDINGS LIMITED
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                         1/F, Novel Industrial Building
                            850-870 Lai Chi Kok Road
                             Cheung Sha Wan, Kowloon
                                    Hong Kong
                    ----------------------------------------
                    (address of Principal Executive Offices)


            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F /X/                 Form 40-F /_/



  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                        Yes /_/                No /X/



 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

                                    CONTENTS

Exhibit I ....."Review of Operations - First Quarter of Fiscal Year 2004"

Exhibit II ...."Novel Denim Holdings Limited Announces Fiscal 2004 First Quarter
                Results"

                                                                       Exhibit I

REVIEW OF OPERATIONS - FIRST QUARTER OF FISCAL YEAR 2004


THREE MONTHS ENDED JUNE 30, 2003 COMPARED TO THREE MONTHS ENDED JUNE 30, 2002

Net sales decreased 3.2% to $39.6 million in first quarter 2004 from $41.0 million in first quarter 2003. Net sales in the garment division were $22.7 million (on 2.4 million pieces) in first quarter 2004 compared to $24.6 million (on 3.4 million pieces) in first quarter 2003, a decrease of 7.4%. The reduction in garment sales was the net result of decreased production capacity following the closure of the Company's Madagascar operations as well as lower production efficiencies, partially offset by an increase in the average garment selling price. Third party fabric revenues were $16.9 million comprised of fabric sales of $14.8 million (on 7.1 million meters) and $2.1 million of fabric processing revenue in first quarter 2004 compared to $16.3 million comprised of fabric sales of $13.3 million (on 6.9 million meters) and $3.0 million of fabric processing revenue in first quarter 2003, an increase of 3.7%. This increase in third party fabric revenue was primarily due to the increase in non-commission based fabric sales and an increase in the average fabric selling price, partially offset by a reduction in fabric production in the Company's Mauritian operations.

Gross profit increased 30.6% to $5.2 million in first quarter 2004 from $4.0 million in first quarter 2003. Gross profit as a percentage of net sales increased to 13.1% in first quarter 2004 from 9.7% in first quarter 2003. This increase in gross profit margin was primarily due to the gradually improved production efficiencies in garment production, together with an increase in the average selling price of both garments and fabrics.

Other revenues increased to $1.7 million in first quarter 2004 compared to $0.1 million in first quarter 2003. Other revenues consisted of net gains on disposal of property, plant and equipment, claims received from third parties, proceeds from sales of scrap materials, change in fair value of financial instruments and the receipt $1.4 million as part of the South African government's export credit program.

Selling, general and administrative expenses as a percentage of net sales decreased to 14.2% in first quarter 2004 compared to 22.4% in first quarter 2003. Selling, general and administrative expenses decreased 38.4% to $5.7 million in first quarter 2004 from $9.2 million in first quarter 2003. The decreases were mainly related to (i) the non-recurring air freight cost of approximately $2.5 million in the first quarter 2003 resulting from the labor dispute in Mauritius and political disturbance in Madagascar and (ii) a nominal exchange loss in first quarter 2004 as compared to an exchange loss of $1.2 million in first quarter of 2003 relating to borrowings denominated in South African Rand and Mauritian Rupees.

Operating income increased to $1.3 million in first quarter 2004 from a loss of $5.1 million in first quarter 2003. Operating income as a percentage of net sales increased to 3.2% in first quarter 2004 from negative 12.5% during the same period in 2003. This increase was primarily due to the absence of exchange losses and significant air freight costs in the first quarter of fiscal 2003 as well as an increase in the gross profit margin as described above.

Interest expense, net in the first quarter 2004 decreased 21.7% to $0.9 million from $1.1 million in first quarter 2003, primarily due to general lower interest rate and lower interest bearing borrowings obtained in Hong Kong. Interest expense, net as a percentage of net sales decreased to 2.2% in first quarter 2004 from 2.7% in first quarter 2003.

Taxation in the first quarter 2004 was $71,000 compared to nil in first quarter 2003. Taxation primarily relates to the China income tax payable associated with the Company's operations in China.

Net income increased to a profit of $0.3 million in first quarter 2004 from a loss of $6.2 million in first quarter 2003. This increase was primarily attributable to the operating income as described above.

Basic earnings per share were $0.04 for the first quarter 2004 (based on weighted average Ordinary Shares outstanding of 8,027,908 shares) compared to a loss of ($0.68) for the same period in 2003 (based on weighted average Ordinary Shares outstanding of 9,136,873 shares).

Diluted earnings per share were a $0.04 for the first quarter 2004 (based on weighted average Ordinary Shares outstanding of 8,027,908 shares) compared to a loss of ($0.68) for the same period in 2003 (based on weighted average Ordinary Shares outstanding of 9,218,396 shares)

                                                                      Exhibit II

Contact:   Andrew L. Fine
           Novel Denim Holdings Limited
           Investor Relations
           +1-212-953-1373


                                                           FOR IMMEDIATE RELEASE

                     NOVEL DENIM HOLDINGS LIMITED ANNOUNCES
                        FISCAL 2004 FIRST QUARTER RESULTS

HONG KONG, August 7, 2003 -- Novel Denim Holdings Limited (Nasdaq: NVLD) today reported its financial results for the first quarter ended June 30, 2003 of its fiscal year ending March 31, 2004.

For the first quarter, net sales decreased by 3.2% to $39.6 million, compared to $41.0 million for the same quarter last year. Garment sales decreased by 7.4% to $22.7 million, compared to $24.6 million for the same period last year. Partially offsetting this was a 3.7% increase in third party fabric revenues which increased to $16.9 million, compared to $16.3 million in the same quarter last year. The net income for the first quarter was $0.3 million, compared to a net loss of $6.2 million in the first quarter last year. Earnings per basic share was $0.04, compared to a loss per basic share of $0.68 in the comparable quarter last year.

Mr. K.C. Chao, the Company's President and Chief Executive Officer commented, "We are relatively pleased with the Company's financial performance during the past quarter as we worked to improve our garment operations and reached profitability in Mauritius. While our new South African garment operations lost money on an operating basis, we benefited from the receipt of $1.4 million as part of the South African government's export credit program, allowing us to report a profitable quarter." Mr. Chao continued, "We have made a number of significant changes to our manufacturing platform in both Mauritius and South Africa, that are helping to improve our profitability. Nonetheless, our African operations are continuing to see increasing competitive pressure from our competitors in Asia, in particular China."

The Company reported that sales to U.S. customers represented approximately 60% of total garment sales in the first quarter of fiscal 2004, compared to approximately 65% in the first quarter of fiscal 2003. The Company further reported that garment sales for the quarter were comprised of approximately 64% denim and 36% chino, similar to the same period last year.

UPDATED OUTLOOK FOR REMAINDER OF FISCAL 2004

The Company announced that, consistent with its prior guidance, it expects to report a loss for the first half of the fiscal year and a profitable second half of the year. "We believe that the improvements in our Mauritian operations and the expected operating cost reductions in South Africa will allow us to report a small profit for the full fiscal year, assuming the current economic climate remains constant," concluded Mr. Chao.

The Company will be hosting a conference call today at 9:00 am EST to discuss results for the first quarter. This call will be available over the Internet through www.companyboardroom.com.

ABOUT NOVEL DENIM

Novel Denim is a vertically integrated and flexible supplier of high-quality denim, chino and twill garments, as well as a broad range of woven and printed fabrics, to customers primarily in the United States and Europe. Novel Denim's facilities are strategically located in Mauritius, an island nation in the southwest Indian Ocean, South Africa and China. Novel Denim produces a broad and diverse range of jeans, chinos, shirts, skirts and jackets. The Company also produces and/or finishes an increasingly diversified and innovative range of denim, chino, twill and printed fabrics, including lightweights, alternative weaves and specialty colors and finishes. Novel Denim's customers include major retailers, wholesalers and manufacturers of leading designer and private label apparel brands.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not limited to, the overall level of consumer spending on apparel, the financial strength of the retail industry generally and the Company's customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the Company's garments and fabrics, actions by its major customers or existing or new competitors, changes in currency and interest rates, changes in applicable tax laws, regulations and treaties, import/export laws and treaties and changes in economic or political conditions in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2002. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               -- TABLES FOLLOW --

                          NOVEL DENIM HOLDINGS LIMITED
                Selected Income Statement Information (Unaudited)
                  (US$ in thousands, except per share amounts)



                                                              FOR THE THREE
                                                               MONTHS ENDED
                                                          ----------------------
                                                           JUNE 30,     JUNE 30,
                                                            2002          2003
                                                          --------      --------
Net sales                                                 $ 40,961      $ 39,644
Cost of goods sold                                          36,976        34,438
                                                          --------      --------
Gross profit                                                 3,985         5,206
Other revenues                                                  95         1,737
Selling, general & administrative expenses                   9,200         5,670
                                                          --------      --------
Operating income                                            (5,120)        1,273
Interest expense, net                                        1,121           878
                                                          --------      --------
Income before minority interest                             (6,241)          395
Minority interest                                              (17)            4
                                                          --------      --------
Income before taxation                                      (6,224)          391
Taxation                                                      --              71
                                                          --------      --------
Net income                                                $ (6,224)     $    320
                                                          ========      ========

Earnings per share
         Basic                                            $  (0.68)     $   0.04
         Diluted                                          $  (0.68)     $   0.04

Weighted average Ordinary Shares outstanding

         Basic                                               9,137         8,028
         Diluted                                             9,218         8,028

                          NOVEL DENIM HOLDINGS LIMITED
                 Selected Balance Sheet Information (Unaudited)
                               (US$ in thousands)


                                                              AUDITED
                                                   JUNE 30,   MARCH 31,   JUNE 30,
                                                     2002       2003       2003
                                                   --------   --------   --------
ASSETS
Cash and cash equivalents                          $  9,766   $  5,938   $ 12,918
Accounts receivable                                  31,111     18,690     30,105
Inventories                                          45,053     41,514     39,973
Other current assets                                  7,069      7,486      7,844
Fixed assets, net                                    88,187     87,306     85,251
                                                   --------   --------   --------
        Total assets                               $181,186   $160,934   $176,091
                                                   ========   ========   ========

LIABILITIES & SHAREHOLDERS' EQUITY
Short-term borrowings and bank overdrafts          $ 50,855   $ 52,269   $ 66,806
Current portion of long-term borrowings               2,232      3,527      3,506
Other current liabilities                            19,043     23,511     21,554
Long-term debt                                       11,783      9,061      8,116
Other liabilities                                     7,038      5,244      8,490
                                                   --------   --------   --------
        Total liabilities                            90,951     93,612    108,472
Shareholders' equity                                 90,235     67,322     67,619
                                                   --------   --------   --------
        Total liabilities & shareholders' equity   $181,186   $160,934   $176,091
                                                   ========   ========   ========

                                     # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duty authorized.


                                        Novel Denim Holdings Limited
                                        ----------------------------
                                                 (Registrant)


Date: August 13, 2003               By:      /s/ K.C. Chao
                                        ----------------------------
                                               K.C. Chao
                                         Chief Executive Officer
                                             and President